ALPHA BANK

RECEIVED

2006 JUN 13 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Athens, June 7, 2006
Our reference No.13.1.63

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

06014329

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

A.J. BILIONI O.J. YANNACOPOULOU

dlw 6/13

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Press Release

The Second General Meeting of Shareholders of Alpha Bank called to deliberate on postponed items from the Ordinary General Meeting which required increased quorum, was held and approved those items.

Athens, 6 June, 2006

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

RECEIVED

2006 JUN 13 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, June 8, 2006
Our reference No.13.1.65

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Resolutions and Results of the Postponed Second General Meeting of the Shareholders of Alpha Bank called to deliberate on postponed items from the Ordinary General Meeting (article 278 of the ASE Regulations) [6.6.2006]

The postponed Second General Meeting of the Shareholders of Alpha Bank was held on 6.6.2006 at 12.00 hours.

284 shareholders were present, representing 139,705,858 shares of a total of 407,685,052 shares, i.e. 34.27%, of which 123,803,387 shares (30.37%) had been deposited duly and timely and 15,902,471 shares (3.9%) had been deposited duly but not on-time. Thus the quorum achieved allowed the General Meeting to deliberate on the items of the Agenda.

Item no 1
Required quorum: 33.34%
Achieved quorum: 34.27%

Changes in the phrasing of various sections of the Articles of Incorporation and adjustments to reflect current developments in the legislation were approved. The most important amendments approved to the Articles of Incorporation under codification concern Article 5 on Share Capital. All share capital increases after the last codification, which took place more than twenty years ago, and up to 2004, were incorporated. A paragraph was also added to the effect that the General Meeting may grant to the Board of Directors the authority to increase the share capital of the Bank by amounts which shall not exceed in total the amount of paid up capital on the date on which such authority is granted to the Board of Directors.
The rest of the amendments concern Articles 18 and 21 of the current Articles of Incorporation.
Article 18 refers to the Board of Directors, whose term of office remains five years. It is clarified, however, in accordance with the provisions of the law, that in the event that the Ordinary General Meeting held in the year in which the Board's term of office is due to expire does not elect a new Board of Directors, then the old one may remain in office, provided that its total term of office does not exceed six years. Furthermore, and with a view to improving the corporate governance within the Bank, the same article provides that in the event of absence of both the Chairman and the Vice Chairman the most senior (in terms of total term of office) non-Executive Member of the Board of Directors chairs the Board.
Finally, the deletion of Article 21 on the representation and engagement of the Bank was repelled, given that its scope is a matter regulated by the Board of Directors. Following this deletion, the new codified Articles of Association of the Bank comprise 28 Articles.

YES = 125,740,867 (99.75%)
Implementation subject to the registration of the approval of the Ministry of Development in the Registry of Societes Anonymes.

Item no 2
Required quorum: 33.34%
Achieved quorum: 34.27%

The General Meeting, in application of the possibility provided by the law, approved the assignment to the Board of Directors of the authority to increase, over the next four years, the share capital by amounts which shall not exceed in total the amount of paid up capital to this day, with due observance to the provisions of the law regarding publicity, granting and exercise of shareholders' rights to participation. The Board of Directors did not propose the maximum period of five years allowed under the law to be exhausted, so that expiration of such authority will coincide with the expiry of the term of office of the incumbent Board of Directors.

YES = 125.740.867 (99.75%)
Immediate validity

Item no 3
Required quorum: 33.34%
Achieved quorum: 34.27%

Establishment of a new five-year stock options scheme to executives of the Bank and of its affiliates was approved. The new scheme's main differences from the current one are the following:

(a) The maximum number of options which may be approved shall correspond to 5% of the number of Bank shares in circulation each time.
(b) The beneficiaries are Executive Members of the Board of Directors and managerial and other executives of the Bank and of its affiliates under the definition of article 42(e) par. 5 of C.L. 2190/1920.
(c) The sale price is equivalent to 90% of the price falling within a price range defined by the average market value of the Bank's share for the month of December and the respective value for the calendar month which precedes the decision of the Board of Directors regarding the granting of stock options.
(d) The time in which such options are to be exercised differs in that beneficiaries may exercise up to 1/3 of their total respective options after one year has elapsed since the date such options were granted and every year thereafter in each of the following two years. Under certain conditions, the beneficiaries may consecutively defer the date for exercising the option to subsequent years, but not beyond five years from the date on which the options were granted.

Finally, the amendment of the existing plan was approved so as to ensure that term and beneficiaries coincide in both schemes.

YES = 125.739.305 (99.75%)
Immediate validity